APRIL 7, 2025

To Whom It May Concern:

We have been engaged as legal counsel for Black Unicorn Factory, Inc., a California corporation ("the Company"), for the purpose of rendering this legal opinion concerning its status as a public reporting company and its general corporate and regulatory compliance.

Based upon our review of documents provided, including the Company’s most recent audited ﬁnancial statements for the ﬁscal years ending 2021 through 2024, SEC ﬁlings, company valuation report,, and  representations  made  by  the  Company,  and subject to the limitations and qualiﬁcations stated below, we are of the opinion that:

1.Public Reporting Status

Black Unicorn Factory, Inc. has duly ﬁled a registration statement with the U.S. Securities and Exchange Commission ("SEC") pursuant to Section 12(b) of the Securities Exchange Act of 1934, as amended. Speciﬁcally, the Company ﬁled Form 8-A on 11/15/2024 , which became eﬀective upon ﬁling, thereby registering its common stock and subjecting    the Company to ongoing reporting requirements under the Exchange Act.

2.SEC Reporting and Financial Compliance

As of the date of this letter, the Company is subject to Exchange Act reporting requirements. Audited ﬁnancial statements for ﬁscal years 2021, 2022, 2023, and 2024 have been prepared by a registered CPA in accordance with GAAP. The Company’s ﬁnancial records reﬂect:

○Total revenue in 2023: $52.6 million

○Total revenue in 2024: $245.3 million

○Net income in 2024: $73.46 million

○Shareholder equity in 2024: $549 million

3.Audited Financials

The Company’s ﬁnancial statements for ﬁscal years ending 2021 through 2024 have been reviewed or audited by aPCAOB-compliant accounting ﬁrm. These audits reﬂect the Company’s ﬁnancial health, proper accounting procedures, and ongoing compliance with generally accepted accounting principles (GAAP).

4.Veriﬁed Valuation and Cap Table

As reﬂected in the audited 2024 ﬁnancial statement:

○The Company reports more than 11,000 equity holders.

○The Company’s market capitalization exceeds $500 million.

○Its stock structure, including paid-in capital, retained earnings, and net income, is accurately reﬂected and reconciled in its share register.

○The per-share valuation is supported by audited ﬁnancial performance and current cap table structure.

5.NASDAQ Compliance

Based on the audited ﬁnancial data and shareholder metrics, the Company believes it meets or exceeds the following initial listing requirements for the Nasdaq Capital Market:

○Public Shareholders: Over 11,000 (minimum requirement: 300)

○Market Capitalization: Over $500 million (minimum requirement: $40 million)

○Revenue Requirement: Over $75 million in revenue (minimum requirement: $750,000)

Although ﬁnal determination remains subject to Nasdaq's formal review process, the Company maintains that it is in material compliance and fully expects to satisfy the remaining criteria upon oﬃcial submission.

6.Corporate Good Standing

Black Unicorn Factory, Inc. is a corporation duly incorporated under the laws of California and is in good standing with applicable state and federal regulatory agencies. The Company has maintained proper state compliance and annual ﬁlings as of the date of this opinion.

This opinion is rendered solely for the beneﬁt of any interested party, investor, ﬁnancial institution, or regulatory agency evaluating the status of Black Unicorn Factory, Inc. It may not be relied upon by any other party without prior written consent. This opinion is based on the information provided as well as information available to the public and based on current laws as of the date hereof and assumes no obligation to update due to subsequent legal or factual developments.

Sincerely,

Lewis Mao, Attorney-at-Law State Bar No. 24138685 Managing Member

LMAO LEGAL SERVICES PLLC

(281) 615-7183 Mobile